September 9, 2008

VIA EDGAR AND FEDERAL EXPRESS

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Western Union Company

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 26, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 2, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Filed August 5, 2008

File No. 001-32903

Dear Mr. Owings:

This letter is submitted on behalf of The Western Union Company (the “Company”) in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced filings as set forth in your letter dated September 3, 2008 to David Schlapbach, Executive Vice President, General Counsel and Secretary of the Company (the “Comment Letter”).

12500 E Belford Ave., M21A2      |      Englewood, Colorado 80112      |      www.westernunion.com

Mr. Owings

September 9, 2008

The Company hereby requests that the Staff accept a deferral of the date for the Company’s response to the Comment Letter to October 15, 2008. Based on my discussion of this request yesterday with Blair Petrillo, Commission Staff Attorney, I believe that the Company’s proposal will be acceptable to the Staff. If there are any questions or concerns about the Company’s request, please do not hesitate to contact me by telephone at (720) 332-5683 or by facsimile at (720) 332-3840.

Very truly yours,

Sarah J. Kilgore

Associate General Counsel